

October 21, 2013

Via E-mail
David J. Rosenberg
Interim Chief Financial Officer
Hertz Global Holdings, Inc.
The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ 07656

      Re: Hertz Global Holdings, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 4, 2013
              File No. 001-33139

              The Hertz Corporation
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 4, 2013
              File No. 001-07541

Dear Mr. Rosenberg:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Lyn Shenk

                  Lyn Shenk
                  Branch Chief